Mail Room 4561

								June 7, 2005

Christopher J. Spencer
President and Chief Executive Officer
Wizzard Software Corporation
424 Gold Way
Pittsburgh, Pennsylvania  15213

	Re:    	Wizzard Software Corporation
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed May 10, 2005
		File No. 333-123715
		Post-Effective Amendment No. 1 to Registration Statement on
Form SB-2
      File No. 333-114791
      Filed on May 16, 2005
		Form 10-K/A for the year ended December 31, 2004
		Form 10-Q for the period ended March 31, 2005
		File No. 0-33381

Dear Mr. Spencer:

	We have reviewed your responses and have the following comments.
Please note that the comments relating to the controls and procedures disclosure in the periodic reports are applicable to the Post-Effective Amendment cited above. Please amend your periodic filings in response to these comments within 10 days.
1. Please update the financial statements pursuant to Rule 310(g) of
Regulation S-B prior to effectiveness.
2. Please refer to prior comment 1 of our letter dated April 27, 2005. Please revise the subheading of the revised risk factor relating to the material weakness. The subheading should succinctly state that the risk to the investor of a material weakness in internal controls over financial reporting is that the financial statements may contain errors. Moreover, the risk factor discussion should reference Management`s Discussion or another appropriate section of the filing where you discuss the steps to be taken to address the material weakness, the status of efforts to implement those steps, and any material costs involved. State clearly whether the material weakness still exists or has been fully addressed. We note your disclosure in MD&A on page 50 that the costs associated with the remedial steps have not yet been determined. Please explain why you have not been able to do so. To the extent that you have already taken steps to address the material weakness as indicated in the Form 10-K/A, discussed below, the associated costs should be discussed, if material. Please revise accordingly.

Amendment No. 1 to the Form 10-KSB for the year ended December 31,
2004

Disclosure Controls and Procedures
3. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures "are at the reasonable assurance level" subject to the material weakness identified. It does not appear that your certifying officers have reached a clear conclusion that your disclosure controls and procedures are effective at the reasonable assurance level. In particular, the conclusion expressed is "subject to the foregoing material weaknesses." Please revise your disclosure to state in clear unqualified language the conclusions reached by your certifying officers on the effectiveness or ineffectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective notwithstanding the material weakness, so long as you provide appropriate disclosure explaining why you nevertheless concluded the disclosure controls and procedures were effective. Or, if true, you can state that given the material weakness, your disclosure controls and procedures are not effective. You should not, however, state that your disclosure controls and procedures are effective, except to the extent of the material weakness you reference.
4. In discussing the steps taken by the company to remediate the material weakness, clarify whether the company believes that the material weakness still existed at the end of the period covered by the report.

Form 10-QSB for the period ended March 31, 2005

Disclosure Controls and Procedure
5. The conclusion of your principal executive and financial
officer
as to the effectiveness of your controls and procedures are based on
an evaluation carried out "within 90 days prior to the date of this
Report." Item 307 requires that the conclusion of your principal officers regarding the effectiveness of your controls and procedures should be provided "as of the end of the period covered by the report." Please revise accordingly.
6. We reissue prior comment 3 in connection with the March 31,
2005
Form 10-Q. Your conclusion that your disclosure controls and procedures are effective in "timely alerting [management] to material information required to be included in our periodic Securities and Exchange Commission reports" is more limited than what is called for under Rules13a-15(e) or 15d-15(e) of the Exchange Act. This definition provides that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure."
Please amend the filing to include the appropriate definitional language and confirm that your disclosure will conform to the disclosure requirements on a going-forward basis.
7. We note your disclosure that there can be "no assurance" that the design of any control system will succeed in achieving its stated goals. In this and in future filings, please revise this statement to clarify that the disclosure controls and procedures are designed to provide reasonable assurance of achieving your objectives and to set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the "reasonable assurance" level. See Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports,
Release
No. 33-8238, dated June 5, 2003.
8. The disclosure in the first quarter report states in part that there were "no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of our last evaluation." Note that Item 308(c) requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the registrant`s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal controls over financial reporting. Given your disclosure in the amended Form 10-K for the period ended December 31, 2004 regarding the remedial steps taken by the company during 2005 to address a material weakness, it is unclear on what basis you are able to state that there were "no significant changes" in your internal control over financial reporting that occurred in this quarter. How and when did you address the deficiencies identified in the Form 10-K? If you did not make any such changes in your internal controls, disclose how your certifying officer was able to conclude that your disclosure controls and procedures "are effective" given the existing material weakness. Alternatively, describe in reasonable detail the nature of the material weakness and status of your remedial efforts.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457.  In her absence, please contact the undersigned at
(202) 551-3730.  If you need further assistance, you may contact
Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

								Sincerely,



								Mark P. Shuman
      			Branch Chief - Legal

cc:	Via facsimile:  801-355-7126
	Branden T. Burningham, Esq.
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Mr. Spencer
Wizzard Software Corporation
June 7, 2005
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